UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    Form 6-K

       Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
                   Under the Securities Exchange Act of 1934


                           For the month of July 2003


                                 De Rigo S.p.A.
                  (Translation of registrant's name in English)

                                Republic of Italy
                 (Jurisdiction of incorporation or organization)

                           Zona Industriale Villanova
                              32013 Longarone (BL)
                                      Italy
                    (Address of principal executive offices)


    (Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

                             Form 20-F  X    Form 40-F
                                       ---            ---

                       (Indicate by check mark whether the
                          registrant by furnishing the
                      information contained in this form is
                           also thereby furnishing the
                               information to the
                           Commission pursuant to Rule
                               12g3-2(b) under the
                        Securities Exchange Act of 1934.)

                                  Yes        No X
                                     ---       ---

For further information, please contact:                            22 July 2003
Maurizio Dessolis                                          FOR IMMEDIATE RELEASE
Chief Financial Officer
Tel 39 0437 7777
Fax 39 0437 770727
e-mail: investor@derigo.com
NYSE: DER

                                     DE RIGO
            announces the termination of its joint-venture with Prada

De Rigo S.p.A. (NYSE: DER) announces the sale to the Prada Group of De Rigo's 51% interest in Eyewear International Distribution S.A and EID USA LLC ("EID"), the company's joint-venture with Prada for the manufacture and distribution of Prada-branded eyewear. Terms of the sale are not being disclosed at this time, though De Rigo expects to quantify the financial impact of the transaction in the September press release announcing its first half results.

Following the termination of the joint-venture, De Rigo will continue to be one of the manufacturers Prada-branded eyewear.

During the three full years of the joint-venture's operations, EID recorded net sales of EUR 31.3 m and an operating loss of EUR 0.9 m in 2002, net sales of EUR
32.1 m and operating income of EUR 0.4 m in 2001 and net sales of EUR 23.6 m and operating income of EUR 0.5 m in 2000 (each under Italian GAAP).


                                      *****

De Rigo is one of the world's largest manufacturers and distributors of premium eyewear, the major optical retailer in Spain through General Optica, one of the leading retailers in the British optical market through Dollond & Aitchison and a partner of the LVMH Fashion Group for the manufacture and distribution of Fendi, Givenchy, Loewe and Celine eyewear. De Rigo also manufactures and distributes the licensed brands Etro, Fila, Furla, La Perla and Onyx and its own brands Police, Sting and Lozza.

                                   SIGNATURES


         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

         Date: July 23, 2003                       DE RIGO S.p.A.


                                                   By: /s/ Ennio De Rigo
                                                       -----------------
                                                       Ennio De Rigo
                                                       Chairman of the
                                                       Board of Directors